FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2025

Paradyme Fund A II, LLC

Commission File No. 024-12449

Delaware

(State or other jurisdiction of incorporation or organization)

E.I.N.: 93-3887467

1200 Broadway #2111

Nashville, TN 37203

Phone: (800) 560-5215

Email: michael@paradymecompanies.com

All correspondence:

Jeffrey McConnell, Esq.

Dodson Robinette PLLC

101 S. Woodrow Ln., Ste. 101

Denton, Texas 76205

EMAIL FOR CORRESPONDENCE: jeff@investmentlawyers.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report on Form 1-SA of Paradyme Fund A II, LLC, a Delaware  series limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the foregoing risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Unless the context otherwise requires or indicates, references in this Semi-Annual Report on Form 1-SA to “us,” “we,” “our”, “ours” or the “Company” refer to Paradyme Fund A II, LLC, a Delaware  limited liability company and its controlled subsidiaries. You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Semi-Annual report.

General

Paradyme Fund A II, LLC was formed on September 27, 2023, as a Delaware series limited liability company. For the semi-annual period ended June 30, 2025, the Company had one series designated. Series I Barn Cave was designated on September 27, 2023. The series was designated to acquire real property located at 40 Retail Centre Blvd. and U.S. Highway 95, Lake Havasu City, Arizona (the “Property”) in order to develop and operate approximately 93 luxury condos with RV and boat storage (the “Condo(s)”). The Series acquired the property on April 22nd, 2024 for a purchase price of approximately $4,000,000.00 through a wholly owned subsidiary called 40 Retail BC LH, LLC, an Arizona limited liability company.

Results of Operations

The following discussion of results of operations refers to the semi-annual period ended June 30, 2025 compared to June 30, 2024.

Revenue

The Company and its series had no revenue for the interim period from January 1, 2025 through June 30, 2025 and no revenue for the period from January 1, 2024 through June 30, 2024.

Operating Expenses and Costs

The Company and its series had a total of $12,785.67 in expenses for the period from January 1, 2025 through June 30, 2025 and $5,145.00 in expenses for the period from January 1, 2024 through June 30, 2024 resulting in an increase of $7,640.67, which is a 149% increase. The increase is primarily due to increases in legal and professional fees and software expense. For the period from January 1, 2025 through June 30, 2025, the Company had $9,500.00 in legal and professional fees compared to $4,700.00 for the period from January 1, 2024 through June 30, 2024 increasing $4,800.00, which is a 102% increase. For the period from January 1, 2025 through June 30, 2025, the Company had $3,025.17 software expenses compared to no software expenses for the period from January 1, 2024 through June 30, 2024.

Net Loss

The Company and its series had a net loss of $12,727.43 the period from January 1, 2025 through June 30, 2025 compared to a net loss of $5,138.59 for the period from January 1, 2024 through June 30, 2024  resulting in an increase of $7,588.84 which is a 148% increase. The increase in net loss is due to additional expenses. The Company expects expenses to continue to increase.

The Company has had no significant operations and no revenues as of the date of this Offering Circular other than the acquisition of the property for Series I Barn Cave. Series I Barn Cave closed on the property (through its subsidiary) on April 22, 2024 and expects to fund development activities through proceeds raised in this offering and by reinvesting revenue as condos are sold.

Liquidity and Capital Resources

At June 30, 2025, the Company and Series I Barn Cave had cash and cash equivalents of $790,680.84 compared to $233,788.95 as of June 30, 2024, reflecting a net increase in liquidity driven primarily by capital contributions from investors.

Short-Term Liquidity

The Company’s short-term liquidity position is supported primarily by its cash on hand and the absence of current liabilities as of June 30, 2025. The Company reported total current assets of approximately $4.7 million; however, a substantial majority of these assets consist of investments in a development-stage project (40 Retail BC LH LLC), including construction costs and startup/organizational costs totaling approximately $3.9 million. These assets are inherently illiquid, subject to development and market risks, and are not readily convertible into cash. As a result, the Company’s reported current assets are not indicative of its ability to meet short-term liquidity needs, and its near-term liquidity is dependent primarily on its available cash balances.

External Sources of Liquidity

The Company’s primary external source of liquidity has been capital contributions from investors, which generated approximately $2.23 million in net financing cash inflows during the six months ended June 30, 2025. The Company has relied, and expects to continue to rely, on such capital contributions to fund its operations and investment activities. In the absence of operating cash flow, the Company’s ability to meet its obligations and continue executing its business plan is dependent on its ability to raise additional capital or obtain financing. There can be no assurance that such capital will be available on favorable terms, or at all.

As of the date of these financial statements, the Company does not maintain committed credit facilities, lines of credit, or other material third-party sources of liquidity, which may limit its financial flexibility and ability to respond to changing market conditions or funding requirements.

Internal Sources of Liquidity

At this stage, the Company does not generate meaningful operating income and therefore has limited internal sources of liquidity. Future internal liquidity is expected to depend on the performance, stabilization, and potential monetization (including refinancing or sale) of its underlying real estate investment.

Long-Term Liquidity

The Company’s long-term liquidity is expected to depend on (i) continued access to investor capital, (ii) completion and stabilization of the development project, and (iii) realization events such as refinancing or sale of the underlying asset. Until such time, the Company is expected to continue operating with negative operating cash flow.

Liquidity Assessment and Deficiencies

While the Company’s current cash position and lack of outstanding liabilities provide near-term liquidity, the Company’s concentration of capital in a single development-stage investment and its lack of operating cash flow create an inherent dependency on external capital. If the Company is unable to raise additional funds or secure financing when needed, it may be required to delay, scale back, or restructure its operations or investment activities.

Material Commitments for Capital Expenditures

As of June 30, 2025, the Company has made substantial capital commitments related to its investment in 40 Retail BC LH LLC, including approximately $3.83 million in construction costs and additional startup and organizational expenditures. These expenditures reflect the Company’s primary business activity of funding and developing the underlying real estate asset.

The Company expects that additional capital will be required to complete construction and fully execute its business plan. Development projects are subject to risks of cost overruns, delays, and unforeseen expenses, which could materially increase the amount of capital required beyond current expectations.

Purpose of Capital Commitments

The Company’s capital expenditures are primarily intended to:

•fund construction and development of the underlying real estate project,

•cover associated soft costs (legal, organizational, and professional fees), and

•support the initial build-out and operational readiness of the asset.

Anticipated Sources of Funds

The Company expects to fund these commitments through a combination of:

•additional investor capital contributions,

•potential debt financing secured by the underlying asset, and/or

•internal cash reserves.

There can be no assurance that sufficient capital will be available on acceptable terms, or at all, to fully fund these commitments. If additional capital is not available when needed, the Company may be required to delay, scale back, or restructure its development activities, which could have a material adverse effect on its business, financial condition, and results of operations..

Trends

The Company is in an early-stage development and capital deployment phase and has not yet generated material revenues. As a result, traditional operating metrics such as production levels, sales volumes, order backlog, and inventory are not currently applicable to the Company’s business. Instead, the Company’s financial performance is primarily driven by capital raising activities and the deployment of such capital into its underlying investment.

Capital Formation and Deployment Trends

Since inception, the most significant trend has been the Company’s continued ability to raise investor capital and deploy such capital into its primary investment, 40 Retail BC LH LLC. During the six months ended June 30, 2025, the Company raised approximately $2.23 million in net proceeds from investors, which was used primarily to fund construction and development-related expenditures. Concurrently, the Company has significantly increased its investment in the underlying project, with construction costs and related expenditures increasing to approximately $3.83 million as of June 30, 2025, compared to a substantially lower level in the prior year. This reflects a clear trend of transitioning from initial formation and organizational activities to active capital deployment and project execution.

Operating Results and Cost Trends

The Company has incurred operating losses of approximately $12,727 for the six months ended June 30, 2025, compared to $5,139 for the same period in 2024. This increase is primarily attributable to higher professional fees and general operating expenses associated with the expansion of the Company’s activities and the advancement of its development project. The Company expects operating expenses to increase as development activities progress, including costs related to construction oversight, professional services, and administrative functions.

Because the Company has not yet generated revenue, its results of operations are not indicative of future performance. Future profitability will depend on the successful completion, stabilization, and monetization of the underlying investment.

Cash Flow and Liquidity Trends

The Company has experienced significant negative cash flow from operating activities, totaling approximately $2.92 million for the six months ended June 30, 2025, primarily due to capital deployment into the development project. This trend is expected to continue during the development phase as the Company continues to fund construction and related expenditures. Positive cash flow from operations is not expected until the underlying asset becomes operational and begins generating income.

At the same time, the Company’s liquidity has increased due to investor contributions, resulting in an increase in cash and cash equivalents to approximately $790,680 as of June 30, 2025. This reflects an ongoing reliance on external capital to fund operations and investments.

Absence of Revenue, Order Book, and Inventory Metrics

The Company does not currently generate revenues, maintain inventory, or operate with a traditional order book. As such, there are no meaningful trends in sales, selling prices, or backlog to report. Future revenue trends will depend on the successful development and operation of the underlying real estate asset, including leasing activity, occupancy rates, and market conditions at the time of stabilization.

Known Trends, Uncertainties, and Events

The Company is subject to several known trends and uncertainties that are reasonably likely to have a material effect on its financial condition and results of operations:

•Dependence on Capital Raising. The Company’s operations and investment activities are dependent on its ability to raise additional capital. If capital raising efforts slow or cease, the Company may be unable to complete development activities or meet its obligations.

•Development and Construction Risk. The Company’s financial condition is closely tied to the progress of its development project. Delays, cost overruns, labor shortages, supply chain disruptions, or adverse weather conditions could materially increase costs or delay project completion, adversely affecting liquidity and profitability.

•Lack of Operating Revenue. The Company does not currently generate operating income, and there can be no assurance that the underlying investment will produce sufficient revenue upon completion to achieve profitability. As a result, current financial results are not indicative of future performance.

•Concentration Risk. The Company’s assets are highly concentrated in a single development-stage investment. Any adverse developments affecting this project could have a material and disproportionate impact on the Company’s financial condition, liquidity, and results of operations.

•Future Financing Needs. The Company expects that additional capital will be required to complete construction and execute its business plan. There can be no assurance that such capital will be available on acceptable terms, which could result in delays or modifications to the Company’s strategy.

•Market Conditions. Future operating results will be affected by real estate market conditions, including interest rates, tenant demand, and economic conditions, which may impact the Company’s ability to lease, refinance, or sell the underlying asset on favorable terms.

Conclusion Regarding Trends

Given the Company’s current stage, its historical financial information is not necessarily indicative of future operating results or financial condition. The Company expects that its financial profile will change materially upon completion and stabilization of its underlying investment, at which point revenues, operating cash flows, and profitability metrics may become meaningful.

Item 2. Other Information.

None.

Item 3. Financial Statements.

PARADYME FUND A II, LLC

Financial Statements

As of June 30, 2025

Unaudited

Balance Sheet

Paradyme Fund A II

Unaudited

	TOTAL
	AS OF JUN 30, 2025	AS OF JUN 30, 2024
Assets
Current Assets
Bank Accounts
Paradyme Fund A II (0503) - 3	300,157.45
Paradyme Fund A II Brokerage (8949) - 1	490,523.39	233,788.95
Total for Bank Accounts	$790,680.84	$233,788.95
Other Current Assets
Due from Paradyme Funding	13,742.21
Investment in 40 Retail BC LH LLC
Investment in 40 Retail	4,389,115.30	616,594.09
Total for Investment in 40 Retail BC LH LLC	$4,389,115.30	$616,594.09
Startup Organization Costs	87,295.26	60,990.26
Total for Other Current Assets	$4,490,152.77	$677,584.35
Total for Current Assets	$5,280,833.61	$911,373.30
Fixed Assets
Akemona Software	22,500.00
Total for Fixed Assets	$22,500.00
Total for Assets	$5,303,333.61	$911,373.30
Liabilities and Equity
Liabilities
Current Liabilities
Accounts Payable
Accounts Payable (A/P)	0.00
Total for Accounts Payable	$0.00
Other Current Liabilities	0.00	39,935.26
Due to Paradyme Funding
Due to Paradyme Havasu Storage LLC	0.00	1,200.00
Total for Other Current Liabilities	$0.00	$41,135.26
Total for Current Liabilities	$0.00	$41,135.26
Total for Liabilities	$0.00	$41,135.26
Equity
Investors	$4,157,600.00	$750,000.00
IRA Investors	$1,172,587.57	$125,376.63
Retained Earnings	-14,126.53
Net Income	-12,727.43	-5,138.59
Total for Equity	$5,303,333.61	$870,238.04
Total for Liabilities and Equity	$5,303,333.61	$911,373.30

Profit and Loss

Paradyme Fund A II

Unaudited

January 1-June 30, 2025

	TOTAL
	JAN 1 - JUN 30 2025	JAN 1 - JUN 30 2024
Income
Gross Profit
Expenses Bank
Charges	-95.00
Dues & subscriptions	355.50
Legal and Professional Fees	9,500.00	4,700.00
Software Expense	3,025.17
Business Licenses & Permits		445.00
Total for Expenses	$12,785.67	$5,145.00
Net Operating Income	-$12,785.67	-$5,145.00
Other Income
Interest Earned	58.24	6.41
Total for Other Income	$58.24	$6.41
Net Other Income	$58.24	$6.41
Net Income	-$12,727.43	-$5,138.59

PARADYME FUND A II, LLC

Statements of Members' Equity

Unaudited

For the six months ended June 30, 2025 and June 30, 2024

	Period June 30, 2025	Period June 30, 2024
Beginning Member’s Equity	$4,474,160	$698,801
Additional Capital Contributions	$833,832	$175,377
Net Income / (loss)	($4,659)	($3,940)
Withdrawals / Distributions	-	-
Ending Members Equity	$5,303,333	$870,238

Statement of Cash Flows

Paradyme Fund A II

As of June 30

Unaudited

	2025	2024
OPERATING ACTIVITIES
Net Income	-12,727.43	-5,138.59
Adjustments to reconcile Net Income to Net Cash provided by operations:
Due from Paradyme Funding	3,025.17	3,945.00
Due to Paradyme Havasu Storage		1,200.00
Startup Organization Costs		-25,000.00
Investment in 40 Retail BC LH LLC: Investment in 40 Retail	-2,910,251.15	-616,594.09
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	-$2,907,225.98	-$636,449.09
Net cash provided by operating activities	-$2,919,953.41	-$641,587.68
INVESTING ACTIVITIES
FINANCING ACTIVITIES	$2,231,955.04	$875,376.63
NET CASH INCREASE FOR PERIOD	-$687,998.37	$233,788.95
Cash at the Beginning of the Period	$1,478,679.21	$0.00
Cash at the End of the Period	$790,680.84	$233,788.95

PARADYME FUND A II, LLC
Notes to the Financial Statements
For the period ending June 30, 2025

NOTE 1 - NATURE OF OPERATIONS

PARADYME FUND A II, LLC (“the Company”) is a limited liability organized under the laws of the State of Delaware on September 27, 2023. The Company plans establish separate series  to acquire, develop, hold, and operate a real estate assets upon raising capital (see Note 8).

In 2023, the Company designated a series of the limited liability company named Paradyme Fund A II, LLC – Series I Barn Cave.  The assets of Series Barn Cave shall comprise of that certain real property and improvements thereon located at 40 Retail Centre and U.S. Highway 95, Lake Havasu City, Arizona, which will be acquired by Series I Barn Cave upon the close of an initial offering of the securities of the series (See Note 8).

Series I Barn Cave intends to develop a total of 93 total luxury condos with each condo having its own RV/boat storage unit built below the condos and an approximately 42,000 sq. ft. community center shell for inclusion of a pool and gym. The community center shell will be leased or sold to an operator who will construct tenant improvements for the pool and gym.

The manager of the Company is Paradyme Asset Management II, LLC (the “Manager”), an affiliate of the Company.  The Company will acquire additional assets, seed them into series companies and raise capital from outside investors (See Notes 4 and 8).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).  In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history.  The Company's business and operations are sensitive to general business and economic conditions in the United States.  A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.  As of December 31, 2024, the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company’s checking account.   The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.  As of June 30, 2025 and 2024, the Company had $790,680 and $233,788 of cash on hand, respectively.

Sales Taxes

Various states impose a sales tax on the Company’s sales to non-exempt customers.  The Company collects the sales tax from customers and remits the entire amount to each respective state.  The Company’s accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Long-Lived Assets

Assets are recorded at cost if the expenditure exceeds $1,000.  Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.  Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to thirty years depending on the asset type.

The Company will review the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.  The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.  As of December 31, 2025, the Company had acquired land in conjunction with the pursuit of its business aims as well as had incurred construction costs all totaling nearly $7,000,000.  As these assets are not yet complete, no depreciation expense has been recorded.  Software the Company acquired is amortized over its useful life.  In 2025, $6,250 of amortization expense was recorded.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles (“GAAP”), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.

•Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.

•Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is taxed as a partnership for US federal tax purposes.  Items of income, loss, credit and gain are passed through to the members of the Company.  The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is likely to incur taxable losses in the short-term and is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the “transition date”) using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606.  Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue rental income will be recognized as earned less allowances for rent collection deficiencies.

Sales and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2017, FASB issued ASU No. 2017-02, “Leases (Topic 842),” that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.  The Company will adopt this standard after required to and when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company’s financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company is a partnership for federal income tax purposes.  The Company is expected to incur taxable losses in the short-term and any items of income or expense are allocated to the member(s) on a prorata basis.  Accordingly, no provision for income tax is incurred by the Company on its own account.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – MEMBERSHIP INTEREST

The Company has a single member though, as discussed in Note 8, individual series designations may have different membership interests.

NOTE 5 –DEBT

The Company does not have any borrowings.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions

An affiliate of the Company has advanced certain funds to the Company in order to meet its start-up expenses and initial costs.  There is no guarantee that the Company could obtain funding with similar terms on the open market.

NOTE 8 – SUBSEQUENT EVENTS

On December 8, 2025, the Company designated a series of the limited liability company named Paradyme Fund A II, LLC – Series IV Paradyme Flats for purposes of real estate acquisition and development. Similarly, and also subsequent to the balance sheet date, the Company designated the following series of the limited liability company: Paradyme Fund A II, LLC – Series II Memphis and Paradyme Fund A II, LLC – Land Fund on February 6, 2026 and February 25, 2026, respectively.

The manager of the Company is Paradyme Asset Management II, LLC (the “Manager”), an affiliate of the Company. The Company will acquire additional assets, seed them into series companies and raise capital from outside investors.

Reg A Securities Offering and Associated Acquisition

The Company is continuing its capital raising efforts with a securities offering exempt from registration under Regulation A.  The Company intends to raise funds within its series companies sufficient to complete the acquisition assets to be individually seeded into series limited liability companies.

Management’s Evaluation

Subsequent to June 30, 2025, the Company designated an additional Series pursuant to the Company’s Operating Agreement. Paradyme Fund A II, LLC – Series II Memphis and Paradyme Fund A II, LLC – Land Fund were formed to invest in a real estate redevelopment project, and land, respectively. Each Series intends to raise capital through a separate offering exempt from registration pursuant to Regulation D. As of April 30, 2026, neither has commenced initial capital raising activities.

The Company has determined that these events represent non-recognized subsequent events and, accordingly, no adjustments have been made to the accompanying financial statements.

Item 4. Exhibits

Exhibit No.	Exhibit Description
2.1	Certificate of Formation of Paradyme Fund A II, LLC (1)
2.2	Limited Liability Operating Agreement of Paradyme A Fund II, LLC (1)
2.3	Paradyme Fund A II, LLC – Series I Barn Cave Series Designation (1)
4.1	Form of Subscription Agreement (1)
6.1	Real Estate Purchase Agreement for Paradyme Fund A II, LLC – Barn Cave property (1)
6.2	Paradyme Secured Income Fund, LP Loan Document (1)
6.3	Paradyme Secured Income Fund, LP Promissory Note (2)

(1)Filed with Form 1-A on June 11, 2024, and is incorporated herein by reference.

(2)Filed with Form 1-K on April 8, 2026, and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the registrant has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Arizona, on April 30, 2026.

Paradyme Fund A II, LLC
a Delaware series limited liability company

By:	Paradyme Asset Management II, LLC, a Tennessee limited liability company

By:	/s/ Ryan Garland
Name:	Ryan Garland
Title:	Its Manager

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Paradyme Asset Management II, LLC, a Tennessee limited liability company	Date: April 30, 2026

By:	/s/ Michael Reveley
Name:	Michael Reveley
Its:	Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer

By:	/s/ Ryan Garland
Name:	Ryan Garland
Title:	Manager of Paradyme Asset Management II, LLC